

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 22, 2016

<u>Via E-mail</u>
Mr. Lane Griffin
Chief Executive Officer
Idaho North Resources Corp.
1220 Big Creek Road
Kellogg, Idaho 83837

  Re: **Idaho North Resources Corp.**
    Form 10-K for the Fiscal Year Ended June 30, 2015
    Filed September 28, 2015
    File No. 000-55045

Dear Mr. Griffin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John Reynolds

        John Reynolds
        Assistant Director
        Offices of Beverages, Apparel and
        Mining